UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 24, 2023, Quest Holding International, LLC (“QHI”), a wholly owned subsidiary of EpicQuest Education Group International Limited (the “Company”), entered into a Memorandum of Agreement with Miami University (“MU”), a body politic and corporate established and existing under the laws of the State of Ohio (the “Agreement”), which Agreement will be effective on July 1, 2023. The Agreement replaces the prior agreement between the parties, which will expire on June 30, 2023.

Pursuant to the Agreement, QHI will provide services to MU, including without limitation, marketing, enrollment application assistance, provision of technology, housing, student academic counseling, international recruitment, course support, and identify appropriate students for admission to MU’s Regional campuses (“MUR”) and the Miami University English Language Center (“ELC”). The Agreement provides that QHI will not recruit individuals who are citizens of the United States, individuals who hold permanent residence status in the United States, or international students who are residing in the United States. In addition, QHI is responsible for providing all accommodations for student housing and dining for students in the ELC Program at MUR. Pursuant to the Agreement, QHI agreed that there will be no less than one hundred students enrolled in the ELC Program for the 2023-2024 academic year (the “Minimum Guarantee”), which includes Fall 2023, Spring 2024, and Summer 2024. If the Minimum Guarantee is not met for the 2023-2024 academic year, then QHI agreed to pay MU an amount equal to one hundred minus the number of students actually enrolled, multiplied by the rate $7,500. The Minimum Guarantee will be calculated by adding up all new students enrolled in the ELC Program for each semester (Fall 2023, Spring 2024, and Summer 2024).

The term of the Agreement begins July 1, 2023 and expires June 30, 2028; provided that any party may terminate the Agreement upon 90 days prior written notice to the other party. In addition, MU may, at any time, immediately terminate the Agreement for cause in the event of any material breach of the Agreement by QHI, provided MU has provided QHI with written notice of such breach and QHI has not cured the breach within 30 days after receipt of such notice

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is filed as exhibit 99.1 to this report.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Memorandum of Agreement by and among Miami University, a body politic and corporate established and existing under the laws of the State of Ohio and Quest Holding International, LLC, dated May 24, 2023

*	Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: May 30, 2023

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